

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Ruowen Li
Chief Executive Officer
Qilun Group Inc.
Room 2201, Modern International Building, No. 3038
Jintian Road, Gangxia Community, Futian Street
Futian District, Shenzhen City, Guangdong Province
People's Republic of China

> **Re: Qilun Group Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 27, 2023**
> **File No. 333-268512**

Dear Ruowen Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 27, 2023

Cover Page

1.  We note that there have been a number of developments related to the China Securities Regulatory Commission and its related statutes and regulations, in particular the February 17, 2023 Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the five application guidelines, which will take effect on March 31, 2023. Please revise the prospectus cover page and prospectus throughout based on the most up to date information.

2.      We note your response to comment 4 and reissue in part. We note your disclosure here and in The Offering section on page 8 that you intend to seek a quotation on the OTCQB. We also note references throughout the prospectus to a Nasdaq listing. Please delete all such references as you do not appear to be seeking a Nasdaq listing and revise the prospectus throughout accordingly.

Cooperation Agreement on Sales Commissions, page 69

3.      We note your response to comment 6 and reissue in part. Please disclose clearly whether the Cooperation Agreement has been renewed.

Plan of Distribution, page 82

4.      We note your response to comment 5 and reissue in part. We acknowledge the changes you have made on the prospectus cover page to the registration statement, but the Plan of Distribution still contains the previous inconsistent description of the offering terms. Please clarify this discrepancy.

Item 8. Exhibits and Financial Schedules
(a) Exhibits
Exhibit 23.1, page II-1

5.      We note your response to our prior comment 8. The audit report is dated November 22, 2022. The consent refers to an audit report dated February 24, 2023. Please advise and revise accordingly.

     You may contact Aamira Chaudhry at 202-551-3389 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Eric Mendelson